EXHIBIT 99.2

Report of Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

May 9, 2023

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.	By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Against	%
Ian R. Ashby	871,673,940	99.83	1,526,907	0.17
Patricia M. Bedient	864,686,678	99.02	8,515,170	0.98
Russell K. Girling	863,710,323	98.91	9,491,524	1.09
Jean Paul Gladu	865,855,482	99.16	7,346,362	0.84
Dennis M. Houston	868,092,504	99.41	5,109,344	0.59
Richard M. Kruger	871,694,323	99.83	1,505,625	0.17
Brian P. MacDonald	861,238,848	98.63	11,962,999	1.37
Lorraine Mitchelmore	822,462,822	94.19	50,739,022	5.81
Daniel Romasko	871,662,713	99.82	1,537,853	0.18
Christopher R. Seasons	871,847,932	99.84	1,353,915	0.16
M. Jacqueline Sheppard	871,091,047	99.76	2,110,800	0.24
Eira M. Thomas	856,536,378	98.09	16,665,468	1.91
Michael M. Wilson	855,056,788	97.92	18,145,055	2.08

2.	By resolution passed by vote conducted by ballot, KPMG LLP, Chartered Professional Accountants, was appointed to serve as Suncor’s independent auditors until the next annual meeting of shareholders.

3.	Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated March 24, 2023 was approved by a vote, conducted by ballot, of 841,911,689 (96.42%) for and 31,290,252 (3.58%) against.

4.	The Shareholder Proposal set forth on page A-1 of the management proxy circular dated March 24, 2023, regarding the production of a report outlining how the corporation’s capital expenditure plans align with its 2030 emissions reductions target and its 2050 net zero target, was not approved by a vote, conducted by ballot, of 154,614,693 (17.71%) for and 718,587,129 (82.29%) against.